SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of June, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:

Director Shareholding



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Prudential plc



2. Name of director

Kathleen O'Donovan, Robert Rowley, Julia Ann Burdus, Alexander Stewart, Roberto Mendoza and Lambertus Becht



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

        Kathleen O'Donovan

        Robert Rowley

        Julia Ann Burdus

        Alexander Stewart

        Roberto Mendoza

        Lambertus Becht





5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares, agreed by UKLA, using agreed % of the quarterly payment of board and committee fees to the non-executive directors



7. Number of shares / amount of stock acquired

Kathleen O'Donovan            516 shares

Robert Rowley                 990 shares

Julia Ann Burdess           1,010 shares

Alexander Stewart           1,010 shares

Lambertus Becht               879 shares

Roberto Mendoza               833 shares




8. Percentage of issued class

        Kathleen O'Donovan 0.000025 %

        Robert Rowley 0.000049%

        Julia Ann Burdus 0.00005 %

        Alexander Stewart 0.00005 %

        Roberto Mendoza 0.0000643%

        Lambertus Becht 0.000041 %







9. Number of shares/amount of stock disposed

N/A



10. Percentage of issued class

N/A



11. Class of security

Ordinary Shares of 5p each



12. Price per share

GBP3.680



13. Date of transaction

30 June 2003



14. Date company informed

30 June 2003



15. Total holding following this notification

        Kathleen O'Donovan (3,016 shares)

        Robert Rowley (29,985 shares)

        Julia Ann Burdus (9,173 shares)

        Alexander Stewart (16,800 shares)

        Roberto Mendoza (97,920 shares)

        Lambertus Becht (14,329 shares)




16. Total percentage holding of issued class following this notification

        Kathleen O'Donovan 0.00015 %

        Robert Rowley 0.00149 %

        Julia Ann Burdus 0.00046%

        Alexander Stewart 0.00084%

        Roberto Mendoza 0.0049%

        Lambertus Becht 0.00071 %




If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A



18. Period during which or date on which exercisable

N/A



19. Total amount paid (if any) for grant of the option

N/A



20. Description of shares or debentures involved: class, number

N/A



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A



22. Total number of shares or debentures over which options held following this notification

N/A



23. Any additional information




24. Name of contact and telephone number for queries

Gavin White, 020 7548 3423



25. Name and signature of authorised company official responsible for making this notification

John Price, Deputy Group Secretary, 020 7548 3805



Date of Notification

30 June 2003




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 June 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price,
                                              Deputy Group Secretary